

March 26, 2013

Via E-mail
William Lis
President and Chief Executive Officer
Portola Pharmaceuticals, Inc.
207 E. Grand Avenue
South San Francisco, CA 94080

>   **Re: Portola Pharmaceuticals, Inc.**
>   **Amendment No. 2 to**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted March 13, 2013**
>   **CIK 0001269021**

Dear Mr. Lis:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We have reviewed your response to prior comment 5. We do not believe that you have a basis to redact the third party name from your original draft registration statement. Consistent with your obligations under Section 106(a) of the Jumpstart Our Business Startups Act and Section 6 of the Securities Act of 1933, please confirm that, prior to your public filing, you will publicly file with the Commission your complete initial confidential submission and all amendments thereto.

Risk Factors, page 12
"Delays in the enrollment of patients…" page 18

2. We note your response to our prior comment 4. While the inclusion of the company's expectations with respect to the completion of the APEX study is helpful to an investor, it does not fully address the concern and risks highlighted in the risk factor regarding potential delays in enrollment. You have indicated in the risk factor that delays in enrollment specifically rather than delays in completion of your APEX trial generally may delay completion of the study. Accordingly, please expand your disclosure to discuss whether the number of patients enrolled to date is consistent with your expectations for completion of the trial and/or how enrollment delays have influenced expectations as to completion of the trial and disclose the factors that caused or may have caused such delays. Please also disclose in this risk factor that the first patient was enrolled in March 2012.

Management's discussion and analysis of financial condition and results of operations
Critical accounting policies and significant judgments and estimates
Stock-based compensation, page 70

3. Revise your disclosures to clarify whether your board of directors used the assistance of the independent third-party valuation consultant to establish the value of common stock options granted on March 8, 2012, September 25, 2012, December 13, 2012 and February 27, 2013. The first sentence in the last paragraph on page 70 suggests that your board of directors, in conjunction with management and a valuation consultant, performed a contemporaneous valuation as of March 8, 2012, September 25, 2012, December 13, 2012 and February 27, 2013.   The paragraphs on pages 74-75 appear to indicate that a contemporaneous valuation by the independent third-party consultant on those dates was not performed but that instead your board of directors determined the fair value of the options issued on these dates. If the valuation of the stock options was performed by your board of directors, please disclose the valuation model used and the most relevant assumptions. Please also disclose how you factored equity market conditions affecting comparable public companies in your valuation. Please also tell us why the board of directors chose to employ its particular valuation methodology instead of a contemporaneous, unrelated third party valuation for the majority of the common stock valuations since December 15, 2011.

Business
Collaboration and License Agreements
Lee's Agreement, page 113

4. Please expand your disclosure in this section to quantify the upfront payment that you disclose on page F-40 and disclose the circumstances under which you have the right to terminate Lee's option to negotiate for the exclusive commercial rights to Betrixaban in

China. In addition, please update your disclosure throughout your prospectus to note these commercial rights for Betrixaban in China with Lee's.

5. Please file a copy of your agreement with Lee's. Alternatively, please provide us with a detailed analysis which supports your belief that you are not substantially dependent on this agreement.

Financial Statements
Notes to Financial Statements
19. Subsequent Events, page F-40

6. You disclose on page two that you have 50/50 rights with Aciex with respect to the development of PRT2070. Please describe your accounting for the contract with Aciex Therapeutics. Please ensure that you disclose all of your rights and obligations, the estimated performance period, the contractual cash flows stipulated in the agreements and the revenue recognition method you will employ for each deliverable or unit of accounting.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Ibolya Ignat at (202) 551-3656 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873 or Jennifer Riegel at (202) 551-3575 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

Via E-mail
cc: Kenneth L Guernsey, Esq.
        Sally A. Kay, Esq.
        Cooley LLP